UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)

                                 Mercom, Inc.
                               (Name of Issuer)


                                 Common Stock
                                $1.00 Par Value
                        (Title of Class of Securities)

                                   58935D109
                                (CUSIP Number)

                              Raymond B. Ostroski
                 Executive Vice President and General Counsel
                               C-TEC Corporation
                              105 Carnegie Center
                         Princeton, New Jersey  08540
                           Tel. No.:  (609) 734-3700
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               February 12, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  58935D109       |             |             Page 2           |
|                            |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               C-TEC Corporation                                    |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               23-2093008                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       PF                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                       N/A                                          |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Pennsylvania                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 2,964,250                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0-                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |                                               |
|    PERSON          |    | 2,964,250                                     |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0-                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                                                                    |
|    | 2,964,250                                                          |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 61.92%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
|____|____________________________________________________________________|

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)



               The following information amends the Schedule 13D dated March 14, 1990, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.        Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is hereby amended and restated as follows:

               "This statement is being filed on behalf of C-TEC Corporation, a Pennsylvania corporation ("C-TEC"). C-TEC is controlled by Kiewit Telecom Holdings Inc., a Delaware corporation, ("Kiewit Telecom"), formerly known as RCN Corporation, ("RCN"). In February 1997, Kiewit Telecom changed its name from RCN Corporation to Kiewit Telecom Holdings Inc. All references to "RCN" or "RCN Corporation" in previous filings should be construed as references to Kiewit Telecom.

               Kiewit Telecom owns 8,226,262 shares of C-TEC Common Stock and 5,094,223 shares of C-TEC Class B Common Stock representing, respectively, 41.8% of the outstanding C-TEC Common Stock and 65.5% of the outstanding C-TEC Class B Common Stock. Kiewit Telecom ownership interest in C-TEC entitles Kiewit Telecom to cast 62.1% of the votes of all outstanding shares of C-TEC capital stock.

               Kiewit Telecom is a subsidiary of Kiewit Diversified Group Inc., a Delaware corporation ("KDG"), which is in turn a wholly owned subsidiary of Peter Kiewit Sons' Inc., a Delaware corporation ("PKS"). KDG owns 90% of the shares of Kiewit Telecom, and the remaining 10% of its shares are owned by David C. McCourt, Chairman and Chief Executive Officer of the Company.

               C-TEC is a telecommunications holding company.
C-TEC's interest in the Company was held, prior to June 5, 1996 through its wholly owned subsidiary, C-TEC Properties, Inc., a Delaware corporation ("Properties"). On June 5, 1996, Properties was merged into C-TEC.

               Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. Kiewit Telecom has no significant assets other than its interest in C-TEC.

               KDG is a holding company for subsidiaries engaged in the telecommunications, energy and mining businesses.

               PKS, the ultimate parent of Kiewit Telecom and KDG, is the holding company for subsidiaries engaged in the construction, mining, telecommunications and energy businesses.

               The principal executive and business offices of C-TEC are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of each of Kiewit Telecom, KDG and PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               Information as to each executive officer and director of C-TEC, Kiewit Telecom, KDG and PKS is set forth in Schedules A through D, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of C-TEC, Kiewit Telecom, KDG or PKS (the "C-TEC Entities") nor, to the best knowledge of the C-TEC Entities, any of the persons listed on Schedules A through D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               "On February 12, 1997, the Board of Directors of C-TEC approved a plan to separate its operations along business lines into three separate, publicly traded companies.

               Under the plan, C-TEC's operations will be separated into three independent companies: (i) a newly formed company named RCN Corporation ("RCN Corp."), which will consist of RCN Telecom Services, which provides competitive video and telecommunications services in Boston and New York, C-TEC's New York, New Jersey and Pennsylvania cable television operations, C-TEC's Commonwealth Long Distance business (other than the portion of such business that consists of providing long distance services to customers in the franchise area of Commonwealth Telephone Company (the "In-franchise Long Distance Business")) and the investment in Megacable S.A. de C.V., Mexico's largest cable MSO; (ii) C-TEC Corporation, which will be renamed Commonwealth Telephone Enterprises Inc. and will consist of C-TEC's local telephone operations and related engineering Commonwealth Telephone Enterprises Inc. and will consist of C-TEC's local telephone operations and related engineering business and the In-franchise Long Distance Business; business; and (iii) C-TEC Cable Systems of Michigan, Inc. ("C-TEC
Michigan") which will consist of C-TEC's classic cable television operations in Michigan, including its 61.92% interest in the Company.

               Under the plan, C-TEC will spin-off to its shareholders the stock of RCN Corp. and the stock of C-TEC Michigan. It is anticipated that the spin-offs will occur by year-end. The spin-offs are, however, subject to the receipt of a private letter ruling from the IRS regarding the tax-free nature of the spin-offs, the receipt of other regulatory approvals and certain other conditions. There can be no assurances that any transaction will take place."

Item 5.        Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "(a) and (b) As of the date hereof, C-TEC beneficially owns 2,964,250 shares of Common Stock, representing approximately 61.92% of the 4,787,060 shares of Common Stock which are outstanding.

               C-TEC has the sole power to vote or direct the vote, and to dispose or direct the disposition of the Shares. The Shares are owned of record by Properties. Through their direct and indirect ownership of C-TEC each of Kiewit Telecom, KDG and PKS may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to beneficially own the Shares.

               Clifford L. Jones beneficially owns 300 shares of Common Stock. Mr. Jones has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               Raymond B. Ostroski beneficially owns 4000 shares of Common Stock. Mr. Ostroski shares power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent less than .1% of the outstanding shares of Common Stock.

               George C. Stephenson beneficially owns 5000 shares of Common Stock. Mr. Stephenson has the sole power to vote or direct the vote, and to dispose or direct the disposition of these shares, which represent approximately .2% of the outstanding shares of Common Stock.

               Except as set forth in this Item 5(a) and (b) none of the C-TEC Entities, nor, to the best knowledge of the C-TEC Entities, any persons named in Schedules A through D hereto, owns beneficially any shares of Common Stock.

               (c) No transactions in the Common Stock have been effected during the past 60 days by the C-TEC Entities or, to the best knowledge of the C-TEC Entities, by any of the persons named in Schedules A through D attached to Amendment No. 17 to the Schedule 13D.

               (d)  Inapplicable.

               (e)  Inapplicable."



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 20, 1997



                                       C-TEC CORPORATION

                                       By: /s/ David C. McCourt
                                          --------------------------------
                                             Name:  David C. McCourt
                                             Title: Chairman and Chief
                                             Executive Officer


                                                                   Schedule A


             DIRECTORS AND EXECUTIVE OFFICERS OF C-TEC CORPORATION


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of C-TEC Corporation are set forth below.

                                                                                Principal
Name and                                                                        Occupation
Office Held                       Business Address             Citizenship      or Employment
------------------------------    -------------------------    -------------    ----------------------
David C. McCourt                  105 Carnegie Center,              USA         Chairman,
Chairman, Chief                   Princeton, NJ  08540                          Chief Executive
Executive Officer,                                                              Officer, C-TEC
Director

Michael J. Mahoney                105 Carnegie Center,              USA         President, Chief
President, Chief                  Princeton, NJ  08540                          Operating Officer,
Operating Officer,                                                              C-TEC
Director

Bruce C. Godfrey                  105 Carnegie Center,              USA         Executive Vice
Executive Vice                    Princeton, NJ  08540                          President, Chief
President, Chief                                                                Financial Officer,
Financial Officer,                                                              C-TEC
Director

Raymond B. Ostroski               105 Carnegie Center,              USA         Executive Vice
Executive Vice                    Princeton, NJ  08540                          President, General
President, General                                                              Counsel, C-TEC
Counsel

Michael A. Adams                  105 Carnegie Center,              USA         President,
President,                        Princeton, NJ  08540                          Technology &
Technology &                                                                    Strategic
Strategic                                                                       Development,
Development                                                                     C-TEC

Malcolm M. Burnside               105 Carnegie Center,              USA         Vice President,
Vice President,                   Princeton, NJ  08540                          Regulatory and
Regulatory and                                                                  Public Affairs,
Public Affairs                                                                  C-TEC

John D. Filipowicz                105 Carnegie Center,              USA         Vice President,
Vice President,                   Princeton, NJ  08540                          Assistant General
Assistant General                                                               Counsel, Assistant
Counsel, Assistant                                                              Corporate
Corporate Secretary                                                             Secretary, C-TEC

Ralph S. Hromisin                 105 Carnegie Center,              USA         Vice President,
Vice President,                   Princeton, NJ  08540                          Corporate
Corporate                                                                       Controller, C-TEC
Controller

Timothy J. Stoklosa               105 Carnegie Center,              USA         Senior Vice
Senior Vice                       Princeton, NJ  08540                          President Finance &
President Finance &                                                             Treasurer, C-TEC
Treasurer

James J. Saile                    105 Carnegie Center,              USA         Vice President
Vice President                    Princeton, NJ  08540                          Taxation, C-TEC
Taxation

Gary Isaacs                       105 Carnegie Center,              USA         Vice President
Vice President                    Princeton, NJ  08540                          Human Resources,
Human Resources                                                                 C-TEC

James Q. Crowe                    11808 Miracle Hills Dr.           USA         Chairman of the
Director                          Omaha, NE 68154                               Board, Chief
                                                                                Executive Officer,
                                                                                Director, MFS
Stuart E. Graham                  1616 Whitestone Expy.             USA         Chairman,
Director                          Whitestone, NY 11357                          President, Chief
                                                                                Executive Officer,
                                                                                Skanska Engineering
                                                                                and Construction,
                                                                                Inc.
Frank M. Henry                    Martz Towers                      USA         Chairman, Frank
Director                          46 Public Square                              Martz Coach Company
                                  Box 1007
                                  Wilkes-Barre, PA
                                  18703
Richard R. Jaros                  1000 Kiewit Plaza                 USA         Executive Vice
Director                          Omaha, NE  68131                              President,
                                                                                Director, PKS
Robert E. Julian                  1000 Kiewit Plaza                 USA         Retired Executive
Director                          Omaha, NE  68131                              Vice President,
                                                                                Chief Financial
                                                                                Officer,
                                                                                ----------------------
                                                                                Director, PKS
                                                                                ----------------------
Daniel E. Knowles                 1 F Place                         USA         Personnel
Director                          Gouldsboro, PA  18424                         Consultant
David C. Mitchell                 267 E. Lake Road                  USA         Retired Corporate
Director                          P.O. Box 819                                  Executive Vice
                                  Honeoye, NY                                   President,
                                  14471-0819                                    President of the
                                                                                Telephone Group and
                                                                                Director, Rochester
                                                                                Telephone
                                                                                Corporation
Eugene Roth                       15 S. Franklin Street             USA         Partner, Rosenn,
Director                          Wilkes-Barre, PA                              Jenkins and
                                  18711                                         Greenwald
                                                                                (Attorneys)
Walter Scott, Jr.                 1000 Kiewit Plaza                 USA         Chairman,
Director                          Omaha, NE  68131                              President,
                                                                                Director, PKS
Michael B. Yanney                 1004 Farnam Street                USA         Chairman & CEO
Director                          Omaha, NE  68102                              America First
                                                                                Companies

                                                                    Schedule B


       DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT TELECOM HOLDINGS INC.


   The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Telecom Holdings, Inc. are set forth below.

                                                                             Principal
Name and                                                                     Occupation or
Office Held                    Business Address              Citizenship     Employment
---------------------------    -------------------------    -------------    ---------------------------
David C. McCourt               105 Carnegie Center               USA         Chairman,
President,                     Princeton, NJ 08540                           Chief Executive
Director                                                                     Officer, C-TEC
                                                                             Corporation
Ann C. McCulloch               1000 Kiewit Plaza                 USA         Vice President,
Vice President,                Omaha, NE 68131                               Treasurer, PKS
Treasurer

Steven L. George               1000 Kiewit Plaza                 USA         Vice President,
Vice President                 Omaha, NE 68131                               Kiewit
                                                                             Diversified Group
                                                                             Inc.
Matthew J.                     1000 Kiewit Plaza                 USA         Vice President-Legal, PKS
Johnson, Vice                  Omaha, NE  68131
President and
Secretary

Richard R. Jaros               1000 Kiewit Plaza                 USA         Executive Vice
Director                       Omaha, NE 68131                               President, PKS

James Q. Crowe                 11808 Miracle Hills Dr.           USA         Chairman, Chief
Director                       Omaha, NE 68154                               Executive
                                                                             Officer, MFS
                                                                             Communications
                                                                             Company, Inc.
Walter Scott, Jr.              1000 Kiewit Plaza                 USA         Chairman,
Director                       Omaha, NE 68131                               President, PKS
                                                                             ---------------------------


                                                                    Schedule C


                  DIRECTORS AND EXECUTIVE OFFICERS OF KIEWIT
                            DIVERSIFIED GROUP INC.


               The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Kiewit Diversified Group Inc. are set forth below.

                                                                              Principal
Name and                        Business                                      Occupation
Office Held                     Address                       Citizenship     or Employment
----------------------------    -------------------------    -------------    ---------------------------
Walter Scott, Jr.               1000Kiewit Plaza                  USA         Chairman,
Chairman, Director              Omaha, NE 68131                               President, PKS

Robert E. Julian                11707 Miracle Hills Dr.           USA         Former Chief
Director                        Omaha, NE 68154                               Financial
                                                                              Officer, PKS
Richard R. Jaros                1000 Kiewit Plaza                 USA         Executive Vice
President, Director             Omaha, NE 68131                               President, PKS

George Lee Butler               1000 Kiewit Plaza                 USA         President,
Vice President                  Omaha, NE  68131                              Kiewit Energy
                                                                              Group Inc.
Steven L. George                1000 Kiewit Plaza                 USA         Vice President
Vice President                  Omaha, NE  68131                              Kiewit
                                                                              Diversified
                                                                              Group Inc.
Ann C. McCulloch                1000 Kiewit Plaza                 USA         Vice President,
Vice President,                 Omaha, NE  68131                              Treasurer, PKS
Treasurer

Matthew J. Johnson              1000 Kiewit Plaza                 USA         Vice President-Legal, PKS
Vice President,                 Omaha, NE 68131
General Counsel,
Secretary

Eric J. Mortensen               1000 Kiewit Plaza                 USA         Controller, PKS
Controller                      Omaha, NE 68131

Lee E. Ellingson                1000 Kiewit Plaza                 USA         KDG Tax
Assistant Secretary             Omaha, NE 68131                               Department
William L. Grewcock             1000 Kiewit Plaza                 USA         Vice Chairman,
Director                        Omaha, NE 68131                               Director, PKS

Richard Geary                   215 V Street                      USA         Executive Vice
Director                        Vancouver, WA 98661                           President,
                                                                              Kiewit
                                                                              Construction
                                                                              Group Inc.;
                                                                              President
                                                                              Kiewit Pacific
                                                                              Co.
Royce J. Holland                11808 Miracle Hills Dr.           USA         President,
Director                        Omaha, NE  68154                              Chief Operating
                                                                              Officer, MFS
                                                                              Communications
                                                                              Company, Inc.
Kenneth E. Stinson              1000 Kiewit Plaza                 USA         Executive Vice
Director                        Omaha, NE  68131                              President,
                                                                              Director, PKS





                                                                    Schedule D




         DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


          The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                                                       Principal
Name and                               Business                                        Occupation
Office Held                            Address                         Citizenship     or Employment
-----------------------------------    ---------------------------    -------------    ------------------
Walter Scott, Jr.                      1000 Kiewit Plaza                   USA         President,
President, Chairman,                   Omaha, NE 68131                                 Chairman, PKS
Director

William L. Grewcock                    1000 Kiewit Plaza                   USA         Vice
Vice Chairman,                         Omaha, NE 68131                                 Chairman, PKS
Director

Robert E. Julian                       11707 Miracle Hills Dr.             USA         Former Chief
Director                               Omaha, NE 68154                                 Financial
                                                                                       Officer, PKS
Kenneth E. Stinson                     1000 Kiewit Plaza                   USA         Chairman,
Executive Vice                         Omaha, NE 68131                                 Chief
President,                                                                             Executive
Director                                                                               Officer,
                                                                                       Kiewit
                                                                                       Construction
                                                                                       Group Inc.
Richard R. Jaros                       1000 Kiewit Plaza                   USA         President,
Executive Vice                         Omaha, NE 68131                                 KDG
President,
Director

Richard Geary                          215 V Street                        USA         President,
Director                               Vancouver, WA 98661                             Kiewit
                                                                                       Pacific Co.
Leonard W. Kearney                     1000 Kiewit Plaza                   USA         Senior Vice
Director                               Omaha, NE 68131                                 President,
                                                                                       Kiewit
                                                                                       Construction
                                                                                       Company
James Q. Crowe                         11808 Miracle Hills Drive           USA         Chairman, Chief
Director                               Omaha, NE 68154                                 Executive
                                                                                       Officer, MFS
                                                                                       Communications
                                                                                       Company, Inc.
George B. Toll, Jr.                    1000 Kiewit Plaza                   USA         Executive Vice
Director                               Omaha, NE 68131                                 President,
                                                                                       Kiewit
                                                                                       Construction
                                                                                       Group Inc.
Peter Kiewit, Jr.                      2600 N. Central Ave.                USA         Attorney
Director                               Phoenix, AZ 85004

Robert B. Daugherty                    Guarantee Centre                    USA         Chairman,
Director                               Suite 225                                       Valmont
                                       Omaha, NE 68114                                 Industries Inc.
Charles M. Harper                      One Central Park Plaza,             USA         Former Chairman,
Director                               Suite 1500                                      RJR Nabisco
                                       Omaha, NE 68102                                 Holdings Corp.
Richard W. Colf                        215 V Street                        USA         Senior Vice
Director                               Vancouver, WA  98661                            President,
                                                                                       Kiewit Pacific
                                                                                       Co.
Bruce E. Grewcock                      1000 Kiewit Plaza                   USA         Chairman, Kiewit
Director                               Omaha, NE  68131                                Mining Group
                                                                                       Inc.
Matthew J. Johnson                     1000 Kiewit Plaza                   USA         Vice President -
Vice President - Legal                 Omaha, NE  68131                                Legal, PKS

Tait P. Johnson                        1000 Kiewit Plaza                   USA         President,
Director                               Omaha, NE 68131                                 Gilbert
                                                                                       Industrial
                                                                                       Corporation
Ann C. McCulloch                       1000 Kiewit Plaza                   USA         Vice President,
Vice President, Treasurer              Omaha, NE  68131                                Treasurer, PKS

Thomas C. Stortz                       1000 Kiewit Plaza                   USA         Vice President,
Secretary                              Omaha, NE  68131                                General Counsel,
                                                                                       Kiewit
                                                                                       Construction
                                                                                       Group Inc.
Eric J. Mortensen                      1000 Kiewit Plaza                   USA         Controller, PKS
Controller                             Omaha, NE 68131

Robert L. Giles, Jr.                   1000 Kiewit Plaza                   USA         Stock Registrar,
Stock Registrar and                    Omaha, NE 68131                                 PKS
Assistant Secretary

Tobin A. Schropp                       1000 Kiewit Plaza                   USA         KDG Tax
Assistant Secretary                    Omaha, NE 68131                                 Department
